For Immediate Release

infoUSA Successfully Completes Cash Tender Offer for OneSource Information Services, Inc.

     OMAHA, NE June 4, 2004 — infoUSA Inc. (NASDAQ: IUSA) (“infoUSA”) today announced the successful completion of its $8.85 per share cash tender offer for all outstanding shares of common stock of OneSource Information Services, Inc. (NASDAQ: ONES) (“OneSource”). The tender offer expired at 12:00 midnight on June 3, 2004, at which time 11,424,785 shares, or approximately 97.5%, of all issued and outstanding OneSource shares had been validly tendered and not properly withdrawn, excluding 11,697 shares tendered pursuant to procedures for guaranteed delivery.

     infoUSA has accepted for payment all shares of OneSource common stock validly tendered and not properly withdrawn prior to the expiration of the tender offer. Payment for shares validly tendered and not properly withdrawn will be made promptly through Wells Fargo Bank, N.A., the depositary for the tender offer. After payment for such shares and for shares tendered pursuant to procedures for guaranteed delivery, infoUSA will own approximately 98.5% of all issued and outstanding shares of OneSource.

     infoUSA intends to acquire the shares of OneSource that were not tendered as soon as possible through a merger transaction. Under applicable law, the merger may be consummated without a meeting or a vote of the stockholders of OneSource. Through this transaction, the remaining stockholders of OneSource (other than stockholders who properly exercise appraisal rights) will have their shares converted into the right to receive the same amount of cash per share that they would have received in the tender offer. As a result of the merger, OneSource will become a wholly-owned subsidiary of infoUSA. OneSource stockholders who did not tender their shares in the tender offer will receive instructions regarding payment for their shares by mail after the consummation of the merger.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OneSource. infoUSA has filed a tender offer statement with the SEC and OneSource has filed a solicitation/recommendation statement with respect to the tender offer. Investors and security holders of both infoUSA and OneSource are urged to read both the tender offer statement and the solicitation/recommendation statement referenced in this press release because they contain important information about the transaction. Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement and other documents filed by infoUSA and OneSource at the SEC’s Web site at www.sec.gov.

     The tender offer statement and the solicitation/recommendation statement and related documents may also be obtained free from OneSource or by contacting D.F. King & Co., Inc., the information agent, at (800) 769-4414.

About infoUSA

     infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 250 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites, including Yahoo! (Nasdaq: YHOO) and America Online (NYSE: TWX). Nearly 3 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and infoUSA management can be contacted at (402) 593-4500.

About OneSource

     OneSource, a recognized leader in business information solutions, delivers unparalleled company, executive, and industry intelligence that make business professionals more effective and productive in completing their critical daily tasks. OneSource products and services support a company’s vital business processes including serving their customers, finding and leveraging new opportunities, and managing suppliers and partners.

     OneSource combines and organizes content from over 2,500 information sources supplied by more than 30 world-class content providers, creating an unequalled information resource encompassing corporate families, industries, executives, financials, news, analyst reports, and trade and business press articles. Using its Global Business TaxonomyTM system, OneSource links this in-depth information on over 1.7 million companies worldwide resulting in the most extensive company-linked repository of business information in the world.

     Users of OneSource products work faster, smarter, and more productively, whether leveraging OneSource business information through the Web-based OneSource Business BrowserSM product line or through enterprise applications or portals integrated seamlessly via the OneSource AppLinkSM software development kit. To help customers link the OneSource Enhanced Information WarehouseTM repository into their preferred enterprise applications, OneSource provides consulting and integration services.

     OneSource is headquartered in Concord, MA, with offices located in North America, Europe, and the Pacific Rim. Product information is available at www.onesource.com. Customers include Bank One, Chubb, Citigroup, Cisco, Deloitte & Touche, HP, i2 Technologies, Orange, Royal & SunAlliance, SAS Institute, and Sun Microsystems.

     OneSource, Business Browser, Global Business Taxonomy, AppLink, Enhanced Information Warehouse and/or other OneSource product and service names referenced herein are either trademarks or service marks or registered trademarks or service marks of OneSource Information Services, Inc. or its subsidiaries in the United States and/or other countries. All other product and service names mentioned herein are trademarks or service marks of their respective owners.

Forward-Looking Statements

     Statements in this announcement regarding infoUSA other than historical data and information constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, but are not limited to, risks associated with the successful consummation of the acquisition of OneSource, such as the failure of the transaction to close due to customary closing conditions, or receipt of any required regulatory approvals and third party consents, as well as risks associated with recent changes in senior management, the successful integration of recent and future acquisitions, fluctuations in operating results, failure to successfully carry out our Internet strategy or to grow our Internet revenue, effects of leverage, changes in technology and increased competition. More information about potential factors that could affect infoUSA’s business and financial results is included in infoUSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 which is on file with the Securities and Exchange Commission.

infoUSA Inc. Investor Contact:	Laurel Gottesman (402-593-4535) infoUSA Inc. fax: 402-339-0265 laurel.gottesman@infousa.com

infoUSA Inc. Media Contact:	Vinod Gupta (402-596-8900) infoUSA Inc. fax: 402-339-0265 vin.gupta@infousa.com

or:	Raj Das (402-593-4517) infoUSA Inc. fax: 402-339-0265 raj.das@infousa.com